QuantRx Biomedical Corporation

P.O. Box 4960, Portland, Oregon 97062

October 2, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

RE:        QuantRx Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed April 17, 2012

File No. 000-17119

Dear Mr. Vaughn:

On behalf of QuantRx Biomedical Corporation (the “Company”), I thank you for your comment letter dated September 12, 2012 (the “Comment Letter”) addressed to the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  With the Staff’s concurrence, the Company intends to add the requested disclosure set forth below in an amended Form 10-K filed with the Commission at such time as the Staff approves the Company’s responses (the “Amended Filing”).]

Form 10-K for the Fiscal Year Ended December 31, 2011 filed April 17, 2012

Item 9A(T)- Controls and Procedures, page 10

1.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2011.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  In this regard, please refer to Item 9A(T)(b) and Item 9A of Form 10-K and Item 308(a) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management’s report on internal control over financial reporting.

Response.

The Company completed its evaluation of internal controls over financial reporting for fiscal year 2011, but inadvertently omitted the report from the 2011 10-K.  Upon concurrence by the Staff, the Amended Filing will include the Company’s report on internal controls over financial reporting, as requested by the Staff, and as more particularly set forth below:

“Management’s Report on Internal Control over Financial Reporting”

Our Chief Executive Officer/Principal Accounting Officer is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-(f) under the Exchange Act. Our internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting include those policies and procedures that:

(i)     pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)    provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Our Chief Executive Officer/Principal Accounting Officer assessed the effectiveness of our internal control over financial reporting presented in conformity with accounting principles generally accepted in the U.S. as of December 31, 2011. In conducting its assessment, our Chief Executive Officer/Principal Accounting Officer used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, our Chief Executive Officer/Principal Accounting Officer concluded that, as of December 31, 2011, our internal control over financial reporting was not effective based on those criteria due to the material weakness in our entity level control environment described in the 2010 Annual Report on Form 10-K.

In an effort to remediate the identified material weaknesses in our entity level control environment, we have initiated and/or undertaken the following actions:

Management has retained, and will continue to retain, additional personnel with technical knowledge, experience, and training in the application of generally accepted accounting principles commensurate with our financial reporting and U.S. GAAP requirements.  Where necessary, we will supplement personnel with qualified external advisors.

While the Company has retained competent accounting and finance professionals necessary to ensure timely and accurate reporting with the SEC, the weaknesses in our entity level control environment arguably persist, and will continue to persist pending financing necessary to allow the Company to recruit additional accounting and/or finance professionals to address the material weakness in our entity level control environment.”

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.

Please tell us why your auditors, MartinelliMick PLLC, did not re-audit your December 21, 2010 financial statements in light of your response in you letter dated January 9, 2012 in which you stated “[s]ince the principals of MartinelliMick are the same principals as the Firm, it is anticipated that MartinelliMick will audit, and therefore issue its audit opinion with respect to the Company’s financial statements for both the year ended December 31, 2011, as well as 2010.”

Response.

At January 9, 2012, the Company believed that MartinelliMick would provide its opinion with regard to the Company’s financial statements for the fiscal year ended December 31, 2010 (the “2010 Financials”), in addition to December 31, 2011 financial statements (the “2011 Financials”).  However, as of the date of its audit opinion with respect to the 2011 Financials, the Company’s financial position was inadequate to provide payment to MartinelliMick to re-audit the 2011 Financials.  In light of the guidance provided by the PCAOB in Paragraph .65 of Section 9508, entitled “Reports on Audited Financial Statements; Auditing Interpretations of Section 508”, as affirmed by the SEC’s Division of Corporation Finance in its Financial Reporting Manual, Topic 4820, Accountant’s Inability to Reissue Reports [AU 9508, Interpretation 15, Regulation C, Rule 437], the Company elected to include the predecessor auditor’s report in its 2011 10-K with respect to the 2010 Financials, as permitted by the applicable authority.

In the Amended Filing, with the concurrence by the Staff, the Company will add a legend to the predecessor’s report indicating that (a) the predecessor auditor’s report is a copy of the previously issued report and (b) that the predecessor auditor has not reissued the report.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or would like to discuss the responses or the proposed Amended Filing, please contact our counsel, Daniel W. Rumsey, at (619) 795-1134.

Very truly yours,

/s/ William Fleming

William Fleming

President

cc:

Daniel W. Rumsey

Disclosure Law Group